Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED

AT THE ANNUAL GENERAL MEETING

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) is pleased to announce the poll results in respect of the resolutions proposed at the annual general meeting held on Wednesday, 5 June 2013 (the “AGM”). All resolutions were duly passed.

It is expected that the final dividend of the Company for the year ended 31 December 2012 will be distributed on or about Wednesday, 28 August 2013.

I.	VOTING RESULTS AT THE ANNUAL GENERAL MEETING HELD ON 5 JUNE 2013

The AGM was held on Wednesday, 5 June 2013 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

A total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, were entitled to attend and vote on the resolutions considered at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies (including the shareholders and authorized proxies present at the AGM and the A Share shareholders who attended the AGM by way of online voting) holding an aggregate of 21,525,629,759 shares, representing 76.16% of the total voting shares of the Company, attended the AGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The AGM was chaired by Mr. Yang Mingsheng, the Chairman of the Board. Seven out of the eleven directors of the Company attended the meeting, while executive director Mr. Wan Feng and non-executive directors Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong were unable to attend due to other business commitments. Four out of the five supervisors of the Company attended the meeting, while supervisor Mr. Luo Zhongmin was unable to attend due to other business commitments. Certain members of the senior management and the Secretary of the Board of the Company also attended the meeting.

Commission File Number 001-31914

The poll results in respect of the resolutions proposed at the AGM are as follows:

		For		Against		Abstain		Attending and Voting
Resolutions		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
As ordinary resolutions
1	To consider and approve the report of the Board of Directors of the Company for the year 2012.	21,477,636,116	99.777040	25,899,143	0.120318	22,094,500	0.102643	21,525,629,759
	The resolution was duly passed as an ordinary resolution.
2	To consider and approve the report of the Supervisory Committee of the Company for the year 2012.	21,377,495,991	99.311826	301,225	0.001399	147,832,543	0.686775	21,525,629,759
	The resolution was duly passed as an ordinary resolution.
3	To consider and approve the financial report of the Company for the year 2012.	21,377,485,011	99.311775	22,586,355	0.104928	125,558,393	0.583297	21,525,629,759
	The resolution was duly passed as an ordinary resolution.
4	To consider and approve the profit distribution plan of the Company for the year 2012.	21,377,521,881	99.311946	311,055	0.001445	147,796,823	0.686609	21,525,629,759
	The resolution was duly passed as an ordinary resolution.
5	To consider and approve the remuneration of the Directors and Supervisors of the Company.	21,334,377,429	99.111513	33,790,313	0.156977	157,462,017	0.731509	21,525,629,759
	The resolution was duly passed as an ordinary resolution.
6	To consider and approve the remuneration of the auditors of the Company for the year 2012.	21,362,026,658	99.239961	1,558,531	0.007240	162,044,570	0.752798	21,525,629,759
	The resolution was duly passed as an ordinary resolution.
7	To consider and approve the appointment of the auditors of the Company for the year 2013.	21,377,470,921	99.311710	361,300	0.001678	147,797,538	0.686612	21,525,629,759
	The resolution was duly passed as an ordinary resolution.
8	To consider and approve the cap amounts in respect of the framework agreement for daily connected transactions between the Company and China Guangfa Bank Co., Ltd.	21,338,557,758	99.130934	3,690,193	0.017143	183,381,808	0.851923	21,525,629,759
	The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

		For		Against		Abstain		Attending and Voting
Resolutions		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
As a special resolution
9	To consider and approve the proposed amendments to the Articles of Association of the Company.	21,376,166,119	99.305648	684,325	0.003179	148,779,315	0.691173	21,525,629,759
The resolution was duly passed as a special resolution. The amendments to the Articles of Association as referred to in this special resolution shall come into effect after the approval from the China Insurance Regulatory Commission is obtained.
Received relevant reports
10	To receive the duty report of the Independent Directors for the year 2012.
11	To receive the report on the status of connected transactions and the execution of connected transactions management system for the year 2012.

The full text of the resolutions is set out in the circular and notice of the AGM dated 18 April 2013. Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	RETIREMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2012

Ernst & Young Hua Ming LLP and Ernst & Young were appointed as the PRC auditor and the international auditor of the Company for the year 2013 respectively.

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers, the PRC auditor and the international auditor of the Company for the year 2012 (the “Retired Auditors”), retired as the auditors of the Company upon expiration of their term of office at the close of the AGM. The Company has received a confirmation from the Retired Auditors that there are no matters in respect of their retirement that need to be brought to the attention of the shareholders of the Company. The Board has also confirmed that there is no disagreement between the Company and the Retired Auditors, and there are no other matters in respect of the retirement that need to be brought to the attention of the shareholders of the Company.

Commission File Number 001-31914

III.	DISTRIBUTION OF FINAL DIVIDEND

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that details relating to payment of final dividend of the Company for the year ended 31 December 2012 to H Share shareholders of the Company are as follows:

The Company will distribute a final dividend of RMB0.14 per share (equivalent to HK$0.17591 per share) (inclusive of tax) for the year ended 31 December 2012 to H Share shareholders whose names appear on the H Share register of members of the Company on Monday, 17 June 2013.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.79588: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend by the AGM.

The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared for payment to holders of H Shares. It is expected that the final dividend will be distributed by the Receiving Agent on or about Wednesday, 28 August 2013. Relevant cheques will be dispatched to holders of H Shares entitled to receive such dividend by ordinary post at their own risk.

IV.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2012 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45)

was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation

Commission File Number 001-31914

regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2012 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 5 June 2013

Commission File Number 001-31914

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang